Public Copy

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-71262

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 4/30/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Madison Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

26 Corporate Plaza Dr., Suite 280
(No. and Street)

Newport Beach	California	92660
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott P. Tarra	(949) 338-8192	starra@connexien.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars, Suite 800	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

09/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Scott P. Tarra_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Madison Capital Markets, LLC_____, as of __12/31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

_Scott P. Tarra_____

Title:

Principal Financial Officer (PFO)

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Madison Capital Markets, LLC

FINANCIAL STATEMENTS

For the period April 30, 2025 through December 31, 2025

These financial statements and schedules are deemed public pursuant to subparagraph
(d) of Rule 17a-5 of the Securities Exchange Commission.

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
NOTES TO FINANCIAL STATEMENTS	4-7



2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Madison Capital Markets, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Madison Capital Markets, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



DCPA
We have served as the Company's auditor since 2025.
Century City, California
March 31, 2026

Madison Capital Markets, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2025

ASSETS

Cash	$	954,293
Prepaid expenses		7,620
Other receivable		10,342
Other assets		1,250
TOTAL ASSETS	$	973,505

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accrued liabilities	$	150,970
Due to Member		7,284
TOTAL LIABILITIES		158,254

MEMBER'S EQUITY

Member's equity		815,251
TOTAL MEMBER'S EQUITY		815,251
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	973,505

(The accompanying notes are an integral part of these financial statements)

Madison Capital Markets, LLC
NOTES TO FINANCIAL STATEMENTS
For the period April 30, 2025 through December 31, 2025

NOTE 1 - <u>Organization</u>

Madison Capital Markets LLC (the "Company") is a Delaware Limited Liability Company formed on May 28, 2024. The Company became a registered broker-dealer under the Securities Exchange Act of 1934, on April 30, 2025. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company conducts the following types of business: (1) private placements of securities; and (2) wholesaler/distributor. The Company generally acts as wholesaler/distributor for affiliated private offerings, and receives wholesale/managing broker-dealer fees, O&O fees, marketing due diligence fees, and administrative fees based on the services the Company provides.

The Company is a wholly-owned subsidiary of Madison Capital Group Holdings, LLC ("Member," "Parent" or "MCGH").

NOTE 2 - <u>Recently Issued Accounting Pronouncements</u>

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the period ended December 31, 2025, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the period then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3 - <u>Summary of Significant Accounting Policies</u>

<u>Use of Estimates</u>
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates as provided per monthly percentage allocations as reflected on the Company's Expense Sharing Agreement with its Parent. The Company estimates the percentage of expenses allocable from the Parent on a monthly basis; primarily related to compensation, stock-based compensation, and technology, data, and communication costs. The Company considered numerous objective and subjective factors in determining the amount of the Company's expenses. The Company believes this to be a reasonable methodology based on previous transactions involving the Company's ongoing monthly expenses.

<u>Revenue Recognition</u>
The Company has entered into a distribution and wholesaling agreement with Madison Capital Group (the "Affiliate") under common control. Pursuant to this agreement, the Company acts as the principal distributor and/or wholesaler for various private investment funds and products sponsored by the Affiliate (collectively, the "Funds") whereby the Company earned related party income from April 30, 2025 through December 31, 2025. See NOTE 4 - Related Party Transactions for further detail.

ASC 606, Revenue from Contracts with Customers
The Financial Accounting Standards Board (FASB) and International Accounting Standards Board (IASB) issued substantially converged final standards on revenue recognition. The FASB's Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, provides a robust framework for addressing revenue recognition issues, and upon its effective date, replaces almost all pre-existing revenue recognition guidance in current U.S. generally accepted accounting principles (GAAP) (i.e., legacy GAAP), including industry-specific guidance and the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin Topic 13, *Revenue Recognition* (which is also part of legacy GAAP for public entities).

NOTE 3 - <u>Summary of Significant Accounting Policies</u> (continued)

<u>Revenue Recognition</u> (continued)

The Company provides distribution and wholesaling services for private placements of securities issued by affiliated entities. Revenue from these services is recognized at the point in time that the performance obligation is satisfied, generally upon the closing of the specific placement or the acceptance of the investor's subscription by the issuer.

The Company believes that the performance obligation is satisfied at the time of the closing because the underlying financial instrument has been issued and the risk and rewards of ownership have transferred. Distribution fees are generally calculated as a percentage of the total capital raised or a fixed fee per unit sold, as defined in the respective selling group or wholesaling agreements. Certain revenues earned are net of payments to others connected to the closing of the transaction. For certain continuous offerings, the Company may earn ongoing distribution fees. These fees are recognized over time as the services are rendered and the transaction price is determinable, provided it is probable that a significant reversal of cumulative revenue will not occur.

For revenue recognition, as Managing Broker Dealer, the Company will be entitled to receive from the Issuer the following compensation, a portion or all of which may be re-allowed to Selling Group Members or other associated persons eligible to receive such compensation: (i) Dealer Manager Fee. A dealer manager fee equal to 2% of the Gross Proceeds and a wholesaling fee of 1.5% of the Gross Proceeds that may be reallowed to wholesalers (Wholesaling Fee). The total aggregate amount of commissions and expense reimbursements (collectively, "Selling Commissions and Expenses") will not exceed 10.5% of the Gross Proceeds; (ii) Selling Commission. A selling commission of up to 6% of the gross proceeds of the Securities sold by the Managing Broker Dealer (the "Gross Proceeds") will be re-allowed to the Selling Group Members; provided, however, that this amount will be reduced to the extent a lower commission rate is negotiated with a Selling Group Member and the commission rate will be the lower agreed upon rate; and (iii) Marketing & Due Diligence Fee. A marketing and due diligence fee of up to 1% of the gross proceeds which will be re-allowed to certain Selling Group Members; provided, however, that this amount will be reduced to the extent a lower commission rate is negotiated with a Selling Group Member and the commission rate will be the lower agreed upon rate.

For corresponding expenses, the Company will include the following: (i) a Wholesaling Fee Payable which includes a wholesaling fee of 1.5% of the Gross Proceeds may be reallowed to wholesalers (Wholesaling Fee); (ii) Selling Commission Payable (Selling Group Members). A selling commission of up to 6% of the gross proceeds of the Securities sold by the Managing Broker Dealer (the "Gross Proceeds") will be re-allowed to the Selling Group Members; provided, however, that this amount will be reduced to the extent a lower commission rate is negotiated with a Selling Group Member and the commission rate will be the lower agreed upon rate; and (iii) Marketing & Due Diligence Fee Payable. A marketing and due diligence fee of up to 1% of the gross proceeds which will be re-allowed to certain Selling Group Members; provided, however, that this amount will be reduced to the extent a lower commission rate is negotiated with a Selling Group Member and the commission rate will be the lower agreed upon rate.

<u>Advertising Costs</u>
The Company expenses advertising and marketing costs as they are incurred.

NOTE 4 - <u>Related Party Transactions</u>

The Company entered into an expense sharing agreement with its Parent, effective April 30, 2025. On November 14, 2025, the Company updated its expense sharing agreement to include the Company, MCGH, and an additional affiliated company, Cameron Property Company LLC ("CPC Affiliate"). The terms of both agreements stipulate that MCGH provides for certain operating expenses and other specific business expenses. The overhead expenses incurred by the Company each month based on an allocation schedule are waived by MCGH in the form of a Written Consent of Acceptance of Additional Capital Contribution and are generally considered to be non-cash capital contributions. Overhead expenses, as defined by the agreement, shall include specific operating costs incurred in the ordinary course of business. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties. At December 31, 2025, the Company has a Due to Member of $7,284 from shared expenses.

The Company provides distribution and wholesaling services for private placement securities issued only by entities affiliated through common ownership ("Madison Related Entities").

NOTE 5 - <u>Operating Lease</u>

On April 30, 2025, the Company adopted the provisions of ASU 2016-02, Leases (Topic 842), which superseded the existing guidance for lease accounting. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that during the period ended December 31, 2025, no agreements or arrangements existed that met the criteria to be classified as a lease under the adopted guidance.

NOTE 6 - <u>Fair Value Measurements</u>

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

<u>Level 1</u> Quoted prices in an active market for identical assets or liabilities.

<u>Level 2</u> Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable.

<u>Level 3</u> Assets and liabilities whose significant value drivers are unobservable.
(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At December 31, 2025, there were no financial instruments held by the Company.

NOTE 7 - <u>Net Capital Requirement</u>

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and also requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 8 to 1 in its first year (and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 8 to 1).

As of December 31, 2025, the Company had net capital of $796,039 which was $776,257 in excess of its required net capital of $19,782; and the Company's ratio of aggregate indebtedness ($158,254) to net capital ratio was 0.198 to 1.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE 8 - <u>Commitments and Contingencies</u>

The Company has no commitments or contingent liabilities as December 31, 2025.

NOTE 9 - <u>Income Taxes</u>

The Company is a wholly owned entity of MCGH. The tax obligations of the Company are passed through to its Parent and are not the responsibility of the single member LLC. Because the potential provision is not expected to have a material impact on the reported financials, and because the Company has no commitments to fund the tax liability at the Parent level (or receive any tax benefit from Parent), and no tax sharing agreement with the Parent is in place, management did not accrue an income tax provision on the financials for the period ended December 31, 2025.

Note 10 – <u>Reserve Formula Exemption</u>

The Company is exempt from SEA Rule 15c3-3 pursuant to Footnote 74 of the SEC's adopting release 34-70073 for Rule 17a-5. Per the release, the Company still is exempt from SEA Rule 15c3-3 regardless of the fact that it does not fit into one of the exemptive provisions for Rule 15c3-3 due to the fact that its business activities are limited to one or more of the following: (1) private placement of securities; and (2) wholesaler/distributor.

NOTE 11 – <u>Defined Contribution 401K Plan</u>

The Company formed a 401K plan whereby a voluntary and discretionary contribution by both the Company and its employees can be made.

NOTE 12 - <u>Subsequent Events</u>

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements. MCGH received a distribution in the amount of $300,000, subsequent to year end but before issuance of the audited financial statements.

NOTE 13 – <u>Segment Reporting</u>

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The President of the Company acts as the Chief Operating Decision Maker ("CODM") making decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the placement services segment are the same as described in the organization and nature of business and summary of significant accounting policies.